
07000606


SEC MAIL
RECEIVED
PROCESSING
FEB 2007
WASH. D.C.
186
SECTION

SEC... ...MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66622

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S3 SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

590 MADISON AVENUE 32nd FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD SUGARMAN 212.715.4378
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WAGNER FRANCIS RICHMAN & ACKERMAN, PLLC
(Name – *if individual, state last, first, middle name*)

66 SOUTH TYSON AVENUE (Address) FLORAL PARK (City) NEW YORK (State) 11001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HOWARD SUGARMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S3 SECURITIES LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me this 13th day of February 2007

Marianne Kasney (Clancy)
Notary Public

Marianne Kasney (Clancy)
Notary Public

Howard Sugarman
Signature

Chief Compliance Officer
Title

MARIANNE KASNEY
Notary Public, State of New York
No. 01KA6114259
Qualified in New York County
Commission Expires August 9, 20 08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 16 2007
WASH., D.C.
186
SECTION

S3 SECURITIES LLC
FINANCIAL STATEMENTS FOR THE
YEAR ENDED DECEMBER 31, 2006
WITH INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5(d) OF THE
SECURITIES AND EXCHANGE COMMISSION

CONTENTS

Page

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS:

Statement of Financial Condition 2

Statement of Income (Loss) 3

Statement of Changes in Member's Equity 4

Statement of Cash Flows 5

NOTES TO FINANCIAL STATEMENTS 6

SUPPLEMENTARY INFORMATION 7

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE . . . . 8 - 9

WAGNER, FRANCIS, RICHMAN & ACKERMAN, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
66 SOUTH TYSON AVENUE
FLORAL PARK, NEW YORK 11001

INDEPENDENT AUDITORS' REPORT

To the Members
S3 Securities LLC
New York, NY 10022

We have audited the accompanying statement of financial condition of S3 Securities LLC as of December 31, 2006 , and the related statements of income, changes in members' equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) . Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of S3 Securities LLC at December 31, 2006 , and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wagner, Francis, Richman & Ackerman, PLLC

Floral Park, New York
February 1, 2007

S3 SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 21,780

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable	$ 1,000
Member's Equity	20,780
	$ 21,780

The accompanying notes are an integral part of these financial statements.

S3 SECURITIES LLC
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:	
Interest income	$ 1,289
Operating Expenses, other	13,407
Net Loss	$(12,118)

The accompanying notes are an integral part of these financial statements.

S3 SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

Balance, January 1, 2006	$ 32,898
Member contributions	-
Net Loss	(12,118)
Balance, December 31, 2006	$ 20,780

The accompanying notes are an integral part of these financial statements.

S3 SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities:	
Net loss	$(12,118)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in operating assets and liabilities:	
Accounts payable	(7,725)
Net Cash Used in Operating Activities	(19,843)
Net Decrease in Cash and Cash Equivalents	(19,843)
Cash and Cash Equivalents at January 1, 2006	41,623
Cash and Cash Equivalents at December 31, 2006	$ 21,780

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

S3 Securities LLC, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). The Company has not yet commenced brokerage operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 3 - INCOME TAXES

The Company is wholly owned by S3 Partners LLC. It is treated as a disregarded entity for income tax purposes. Therefore, the members of S3 Partners LLC report their proportionate share of membership taxable income or loss on their respective returns. The Company is subject only to New York City Unincorporated Business Tax on its profits.

NOTE 4 - RELATED PARTY EXPENSE ALLOCATION

The Company reimburses its Member for miscellaneous shared office expenses. These expenses are estimated by management to be $500 per month beginning January 1, 2006.

Amounts allocated to the Company by its Member totaled $6,000 for the year ended December 31, 2006.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 , the Company had net capital of $20,344, which is $15,344 in excess of its required net capital of $5,000. The Company's net capital ratio of aggregate indebtedness to net capital was .05:1.

S 3 SECURITIES LLC
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2006

S 3 SECURITIES LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

NET CAPITAL

Member's Equity	$ 20,780
Non-allowable assets	436
Net Capital	20,344

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	5,000
Excess net capital	15,344
Ratio: Aggregate indebtedness to net capital	.05 to 1

AGGREGATE INDEBTEDNESS

Accounts payable	$ 1,000
Total Aggregate Indebtedness	$ 1,000

RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part IIA of Form X-17A-5 as of December 31, 2006)

Net Capital as reported in Company's Part IIA (Unaudited) Focus Report and as above	$ 20,324
Adjustment to calculation of haircuts	20
Net Capital, per above	$ 20,344

WAGNER, FRANCIS, RICHMAN & ACKERMAN, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
66 SOUTH TYSON AVENUE
FLORAL PARK, NEW YORK 11001

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Members
S3 Securities LLC
New York, New York 10022

In planning and performing our audit of the financial statements of S3 Securities LLC for the year ended December 31, 2006, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by S3 Securities LLC that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected with a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be material weaknesses as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of S3 Securities LLC for the year ended December 31, 2006 and this report does not affect our report thereon dated February 1, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker/dealers and should not be used for any other purpose.

Wagner, Francis, Richmar & Ackerman, PLLC

Floral Park, New York
February 1, 2007

END